Exhibit 16.1

January 6, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7561

Dear Sirs/Madams:

We have read Item 4.01, and are in agreement with the statements as they related to our firm being made by Cagle’s Inc. and Subsidiary in Item 4.01 of its Form 8-K dated January 6, 2011, captioned “Changes in Registrant’s Certifying Accountant.”  We have no basis to agree or disagree with the other statements contained therein.

Yours truly,

/s/ Frazer Frost, LLP